The Cookie Department, Inc.

BALANCE SHEET
As of June 30, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money In Clearing	0.00
Bill.com Money Out Clearing	0.00
PayPal	2,210.43
Petty Cash	279.48
Wells Fargo Checking 6803	55,825.94
Wells Fargo Savings 5991	192.13
Total Bank Accounts	**$58,507.98**
Accounts Receivable	
Accounts Receivable	57,467.94
Total Accounts Receivable	**$57,467.94**
Other Current Assets	
Akiva Resnikoff Loan	-4,260.00
Credit Card Receivables	0.00
Inventory Asset	25.75
Finished Product On Hand	0.00
Packaging Inventory	8,924.07
Total Inventory Asset	**8,949.82**
Prepaid Creative Services	0.00
Uncategorized Asset	0.00
Undeposited Funds	1,162.86
Total Other Current Assets	**$5,852.68**
Total Current Assets	**$121,828.60**

The Cookie Department, Inc.

BALANCE SHEET

As of June 30, 2020

	TOTAL
Fixed Assets	
Accumulated Depreciation	-6,613.18
Computers & Equipment	3,532.56
Furniture and Fixtures	0.00
Packaging Equipment	0.00
Printing Plates	3,750.00
Total Fixed Assets	**$669.38**
Other Assets	
Accumulated Amoritization	0.00
Deposit - Gas & Cylinders	360.43
Deposit - Packing Machine	3,621.17
Deposit - Rent	500.00
Goodwill	0.00
Loan to Shareholder - AR	61,744.72
Total Other Assets	**$66,226.32**
TOTAL ASSETS	**$188,724.30**

The Cookie Department, Inc.

BALANCE SHEET
As of June 30, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	15,689.97
Total Accounts Payable	**$15,689.97**
Credit Cards	
American Express -73000	5,366.45
Best Buy Credit Card 8827	0.00
Capital One Credit Card	0.00
Chase Credit Card 2850	24,142.76
US Bank Credit Card 5090	9,086.54
Wells Fargo Business Card 4862	4,443.96
Total Credit Cards	**$43,039.71**
Other Current Liabilities	
Direct Deposit Liabilities	0.00
Fundbox Invoice Advances	69.65
Hebrew Free - Loan Payable	0.00
Interest Free Loans	
Loan Payable - Kassman	5,000.00
Loan Payable - Jesse Powell	5,000.00
Total Interest Free Loans	**10,000.00**
Kiva User Funds, LLC Interest Free Loan	0.00
Loan Payable - Bob Grossman	20,166.00
Loan Payable - Craig Maunter	0.00
Loan Payable - Pam Marcus	18,475.00
Officer Payables - AR	0.00
Payroll Liabilities	-35.34
Federal	-242.78
State	-311.80
Total Payroll Liabilities	**-589.92**
SBA Loan	51,900.00
Shopify Advances	70.45
Total Other Current Liabilities	**$100,091.18**
Total Current Liabilities	**$158,820.86**

The Cookie Department, Inc.

BALANCE SHEET

As of June 30, 2020

	TOTAL
Long-Term Liabilities	
Ask	-82.10
Convertible Note	
Convertible Note - Andrea Kirschner	17,988.49
Convertible Note - Barry Labov	60,615.95
Convertible Note - Charles Lawrence	11,827.95
Convertible Note - Danielle Woods	11,943.01
Convertible Note - David Ramone	116,405.48
Convertible Note - Noah Alper	11,885.48
Convertible Note - Renae Scott	5,913.15
Convertible Note - Wilson Tsai	11,877.26
Convertible Note Wefunder	98,848.65
Total Convertible Note	**347,305.42**
Irene Unterberger Website Development Loan	-150.00
Micro Loan - OBDC	2,918.75
N/P - Pkg Machine	0.00
Total Long-Term Liabilities	**$349,992.07**
Total Liabilities	**$508,812.93**
Equity	
Adjustment to Shareholder Equity	-74,468.53
Capital Stock	2,500.00
Craig Maunter	10,000.00
Ruth White	5,000.00
Shaunette	10,000.00
Total Capital Stock	**27,500.00**
Opening Balance Equity {3}	37,500.20
Retained Earnings	-276,685.14
Net Income	-33,935.16
Total Equity	**$ -320,088.63**
TOTAL LIABILITIES AND EQUITY	**$188,724.30**